Salient MLP  & Energy Infrastructure FUND
(collectively, the “Fund”)

The following are the resolutions unanimously adopted by the members of the Board of Trustees (“Board”) of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act) at a meeting held on the 17th day of April 2012:

JOINT FIDELITY BOND

RESOLVED, that the Fund be named as the insured under the existing joint fidelity bond (“Fidelity Bond”), issued to, among others, The Endowment Master Fund, L.P., meeting all applicable requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), issued by a reputable fidelity insurance company against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the Trustees, officers and the other employees of the Fund from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and be it

FURTHER RESOLVED, that the proposed form and amount of joint fidelity bond discussed at this meeting be, issued by the following entity in the following amount:

NAME OF INSURER
Chubb

AMOUNT OF COVERAGE
The specific amount of coverage to be determined by the officers of the Fund based on the assets of the Fund (or such other amount as may be adjusted from time to time) to comply with applicable amounts under Rule 17g-1 under the Investment Company Act of 1940, as amended.

FURTHER RESOLVED, that the Trustees hereby confirm, ratify and approve in all respects an agreement, in the form substantially presented hereto, among the Fund providing that in the event recovery is received under the joint fidelity bond as a result of a loss sustained by the Fund, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum recovery required by paragraph (d)(1) of Rule 17g-1 promulgated under the Investment Company Act of 1940, as amended; and be it

FURTHER RESOLVED, that the Trustees, including a majority of the Independent Trustees, hereby approve the payment by the Fund of the annual premium for coverage under the joint fidelity bond, in the amount described at this meeting, after having considered all factors deemed relevant by the Board, including, but not limited to, the aggregate amount of coverage under the bond, the aggregate annual premium of the Bond, the ratable allocation of the premium among the Fund and the extent to which the share of the premium allocated to the Fund is less than the premium such Fund would have to pay if it maintained a single insured bond; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to execute and deliver said joint fidelity bond in substantially the form discussed at this meeting; and be it

FURTHER RESOLVED, that the Secretary is hereby designated as the party responsible for making all filings with the Securities and Exchange Commission and giving all notices on behalf of the Fund with respect to such bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.